UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of October 2013

000-55041
(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street
Kiryat Matalon, P.O. Box 7537
Petach-Tikva 4951778, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On October 2, 2013, Can-Fite BioPharma Ltd. (the “Company”) issued a press release in the United States announcing that Dr. Sari Fishman, the Director of Clinical Affairs of OphthaliX Inc., the Company’s subsidiary (“OphthaliX”), will deliver a presentation at the Ophthalmology Futures European Forum in Amsterdam, The Netherlands, with respect to OphthaliX’s glaucoma development program. The Company intends to issue an identical press release, translated to Hebrew, in Israel on October 3, 2013. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated October 2, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: October 2, 2013	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer